UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number: 1-7908

NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
 [ ] Form N-SAR

For Period Ended: December 31, 2016

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant: Adams Resources & Energy, Inc.
Former name if applicable: __________________________
Address of principal executive office: 17 S. Briar Hollow Ln., Ste. 100
City, state and zip code: Houston, TX 77027

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]	(c)	The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

Adams Resources & Energy, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 by the prescribed date without unreasonable effort or expense because Deloitte & Touche LLP, the Company’s independent registered public accounting firm, needs additional time to complete audit procedures considered necessary prior to the issuance of its report on the consolidated balance sheet, consolidated statement of operations and changes in shareholders’ equity and cash flows of Adams Resources & Energy, Inc. for the year ended December 31, 2016, to be included in Adams Resources & Energy, Inc.’s Form 10-K for the year ended December 31, 2016, solely as a result of an unexpected change in the audit staff assigned to the Company’s account. The Company believes that the Form 10-K will be completed within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

          Josh C. Anders(713)881-3600
                              (Name)                          (Area Code)             (Telephone Number)

 (2)  Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[x] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?          [ ] Yes   [x] No

Adams Resources & Energy, Inc.
(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: March 16, 2017          By:          /s/ Josh C. Anders
                                                               Name: Josh C. Anders
                                                               Title:   Chief Financial Officer